MAIL STOP 3561

December 19, 2007

By U.S. Mail and facsimile to (503) 985-5800

Mr. Bryan L. Timm, Vice President and CFO
Columbia Sportswear Company
14375 NW Science Park Drive
Portland, OR 97229

> **Re: Columbia Sportswear Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 6, 2007**
> **File No. 0-23939**

Dear Mr. Timm:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Note 3–Acquisitions, page 51</u>

1.   We note your disclosure that as a result of the acquisition of a group of trademarks from Pacific Trail, Inc., you recognized goodwill of $3,900,000. Paragraph 9 of SFAS 142 states that the acquisition of assets other than in a business combination should not give rise to the recognition of goodwill, and that

assets acquired should be measured at their fair value. Please tell us why you believe that the recognition of goodwill in appropriate, or revise your statements as necessary.

2.   We note that $14,800,000 of the acquisition price of Pacific Trail, Inc. was allocated to trademarks which are not being amortized and we note that these trademarks were purchased as a result of a bankruptcy auction. Please tell us how you evaluated each of the factors in paragraph 11 and Appendix A of SFAS 142 to determine that an indefinite useful life is appropriate. We note that the situations in which it would be appropriate to use an indefinite useful life are limited to those in which the acquired assets have demonstrated a history of generating positive cash flows, and are reasonably expected to do so for an indefinite period of time from the standpoint of the acquiring entity.

3.   When there is a reference to a valuation firm or other expert, the expert must be named and must consent to the inclusion of its name in the filing. Please revise the note to name the expert(s) that performed the appraisals of the Pacific Trail and Montrail assets. Consents of the named experts are required as well given that the financial statements have been incorporated by reference into your registration statements. As an alternative, you may delete all references to third-party appraisals.

Note 14–Earnings Per Share, page 63

4.   We note that your calculation of weighted average diluted shares does not include the effect of service-based restricted stock units granted during the year. Please tell us how you considered SFAS 128 in determining that these shares were not dilutive as of December 31, 2006.

Item 9A. Controls and Procedures, page 67

5.   To the extent that the financial statements are revised in response to the comments above, please tell us how you evaluated the effects of any revisions on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.

Other 1934 Act Reports

6.   Revise the subsequent Forms 10-Q to comply with the above comments as applicable.

7.   To the extent that the financial statements are revised in response to the comments above, please tell us how you evaluated the disclosure requirements of SFAS 154 and Item 4.02 of Form 8-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joshua Thomas, Staff Accountant, at (202) 551-3832 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services